SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

CALL NOTICE

ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders are hereby called to meet at the Annual General and Extraordinary Shareholders Meeting to be held on April 24, 2018, at 10:00 a.m., on Praça Comte Linneu Gomes, S/N, Portaria 3 – in the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, in the Capital of the State of São Paulo, CEP: 04626-020, to deliberate on the following matters:

1.    Annual General Meeting

(a) to examine, discuss and vote on the management accounts, including the Financial Statements for the fiscal year ended on December 31, 2017;

(b) to vote on the allocation of fiscal year 2017 profits;

(c) to vote on the number of members of the Board of Directors of the Company;

(d) to elect the members of Board of Directors of the Company, according to the terms of the Company’s Bylaws; and

(e) to set the annual overall management compensation for the fiscal year 2018.

2.    Extraordinary Meeting

(f) amend article 5, caput, of the Company’s Bylaws, to reflect the Company's current capital stock, considering the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital; and

(g) to ratify the execution of the Letter Agreement between the Company and the members of the Board of Directors.

In addition, the documentation referred to the meeting agenda is available to shareholders at the Company’s headquarters and on its Investor Relations website (http://www.voegol.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and the B3 S.A. - Brasil, Bolsa e Balcão (“B3”)(www.b3.com.br).

A Shareholder can participate in the Shareholders’ Meeting: (i) in person; (ii) by proxy through a duly appointed attorney-in-fact; or (iii) via remote vote through their respective custodian agents or directly to the Company, pursuant to CVM Instruction No 481/09, as amended.

Any shareholder who wishes to be represented by a proxy at the meeting should refer to article 126 of Law 6.404, and should appoint the respective power of attorney, granting special powers to be represented in the Annual General and Extraordinary Shareholders’ Meeting at the Company’s headquarters, at the above mentioned address, to the attention of the Investor Relations Officer, up to 48 (forty eight) hours in advance before the meeting’s scheduled date, in order to expedite service.

The instructions for filing and sending a remote vote are available to shareholders at the Company’s headquarters and on its Investor Relations website (http://www.voegol.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br) and the B3 (www.b3.com.br).

The minimum percentage for adoption in the multiple vote process for the election of the members of the Board of Directors is five percent (5%) of the voting capital, as set forth in article 3 of CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/88.

São Paulo, March 23, 2018.

Constantino de Oliveira Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.